FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Grana y Montero Consolidated Results Report – Third Quarter 2016 Executive Summary The Group achieved Revenues of S/.4,238.8 MM during 3Q2016, a 24.6% decrease compared to 3Q2015 Gross Profit amounted to S/.450.1 MM in 3Q2016, decreasing 3.8% compared to 3Q2015 EBITDA was S/. 587.4 MM in 3Q2016, higher by 22.0% than the result obtained in 3Q2015 Net Income registered an increase reaching S/. 138.6 MM in 3Q2016 Backlog amounted to US$ 4,255.4 MM as of 3Q2016 and the recurrent businesses amounted to US$ 529.8 MM, reaching a total of US$ 4,755.1 MM, equivalent to 2.65x the annual revenues CONSOLIDATED QUARTERLY REVENUES (S/. MM) CONSOLIDATED QUARTERLY EBITDA (S/. MM) CONSOLIDATED QUARTERLY NET INCOME (S/. MM) The graphs above, show the Revenues, EBITDA and Net Income by quarter 3Q15 4Q15 1Q16 2Q16 3Q16 1,854 2,214 1,433 1,366 1,439 131 301 190 183 215 -33 82 71 34 35 REVENUES BY SEGMENT EBITDA BY SEGMENT NET INCOME BY SEGMENT as of 3Q2016 Engineering & Constructions 60% Technical Services 22% Infrastructure 15% Real Estate 3% Engineering & Constructions 27% Technical Services 17% Infrastructure 37% Real Estate 12% Holding 8% Engineering & Constructions 15% Technical Services 16% Infrastructure 36% Real Estate 3% Holding 30% Note: The Consolidate Results Reports presents the accumulated figures as of 3Q2015 and 3Q2016. References made to “3Q2015”, “3Q2016” and “Third Quarter” are made to the period of nine months from January 2nd to September 30th of the corresponding year.

Grupo Graña y Montero

Consolidated Results Report –Third Quarter 2016

Consolidated Results

Financial Results (Thousands S/.)	3Q2015	3Q2016	Var %
Revenues	5,617,905	4,238,328	-24.6%
GROSS PROFIT	**467,680**	**450,059**	**-3.8%**
General Expenses	(296,611)	(289,000)	-2.6%
Other Operational Expenses	12,262	46,648	280.4%
Other Expenses	(587)	(359)	-38.8%
Profit from sale of investments in subsidiaries	(1,165)	31,768	-2826.9%
OPERATIONAL INCOME	**181,579**	**239,115**	**31.7%**
Financial Expenses	(34,084)	(77,672)	127.9%
Participation in Associates	21,236	51,741	143.6%
Exchange rate difference	(55,093)	(4,193)	-92.4%
PRETAX INCOME	**113,638**	**208,991**	**83.9%**
Taxes	(75,928)	(46,905)	-38.2%
Minority Interests	(31,001)	(23,444)	-24.4%
NET INCOME	**6,709**	**138,643**	**1966.5%**
EBITDA	**481,394**	**587,361**	**22.0%**

Financial Ratios	3Q2015	3Q2016
Gross Margin	8.3%	10.6%
Operating Margin	3.2%	5.6%
Net Margin	0.1%	3.3%
EBITDA Margin	8.6%	13.9%
Financial Debt	2,683,750	2,997,204
Financial Debt / EBITDA	3.7	3.5
ROE	1.6%	6.7%

Balance Sheet (Thousands S/.)	3Q2015	3Q2016
Current Assets	5,106,564	5,155,985
Non Current Assets	3,251,852	4,563,099
Total Assets	**8,358,416**	**9,719,085**
Current Liabilities	3,696,349	3,937,498
Non Current Liabilities	1,611,022	2,511,190
Total Liabilities	**5,307,371**	**6,448,689**
Equity	2,542,253	2,735,660
Minority Interests	508,791	534,736
Total Equity	**3,051,044**	**3,270,396**
Total Liabilities and Equity	**8,358,416**	**9,719,085**

Revenues.

Consolidated revenues reached S/. 4,238.3 MM during 3Q2016, a decrease of 24.6% compared to 3Q2015.

In terms of Business Segments, revenues in the Engineering and Construction segment decreased 36.0% in 3Q2016, contributing with 60.0% of the Group's revenues. The Infrastructure Segment decreased 10.9%, due mainly to lower revenues in GMP and Survial; while the Real Estate Area registered an increase of 84.9% mainly explained by the sale of a piece of land from Almonte. Finally, the Technical Services Segment registered an increase of 17.6% which includes the consolidation of Adexus since August.

Gross Profit.

Consolidated Gross Profit decreased from S/. 467.7 MM to S/. 450.1 MM, equivalent to a decrease of 3.8% and a Gross Margin of 10.6% in 3Q2016, which is higher to the gross margin of 3Q2015. This is mainly explained by the improved results in the Real Estate Business Area, and more stable margins in the Engineering and Construction Area. In the Infrastructure Area, the Gross Profit increased from 18.6% to 19.8%.

Operating Income.

In the "Other Operational Expenses" line of 3Q2016, reflects the profit from the sale of machinery and equipment, as well as a price adjustment in the purchase of Morelco, a reverse of provisions, and the extraordinary income from an agreement reached in the Collahuasi Project in Chile.

In the "Profit from sale of investments in subsidiaries" line, the profit from the sale of our stake in Transportadora de gas del Perú (TgP) is registered, which also has an impact in the Income tax due to the reversal of the deferred Income Tax.

The increase in Financial expenses is a consequence of the increase in the debt of the Gaseoducto del Sur contribution financing.

The "Participation in Associates" account registers the profit generated in projects where subsidiaries have a minority stake and are not consolidated. This number includes mainly the Southern Gas Pipeline stake and the Guyana Project, as well as other minority investments such as COGA, Chavimochic and Adexus.

Exchange rate difference.

During the year, the Sol has maintained relatively stable resulting in an exchange rate difference of S/. 4.1 MM.

Grupo Grana y Montero Consolidated  Results Report -Third  Quarter 2016 Net Income. Consolidated Net  lncome was S/.138.6 MM 3Q2016, equivalent to a 1,966.5% increase compared  to 3Q2015 improving Net margin from 01% to 3.3%  in 3Q2016. This is explained mainly by the sale of TgP in the first quarter of 2016, and the profit from our participation in Gasoducto del Sur Peruano, as well as to better results both in the Engineering and Construction and Real Estate Areas. EBITDA. Cosolidated EBITDA was S/. 587.4 MM in 3Q2016, which represents an increase of 22.0% compared to 3Q2015, explained by the operating results in several Areas, as well as by the sale of TgP . EBITDA Margin in 3Q2016 was 13.9%, higher than the one reported  in 3Q2015. A further detail of the results is described  in the each cf the business segments sections. Stable Cash Flows. Regarding stable long term cash flows, during 3Q2016, 68.4% of tih consolidated EBITIDA was originated from Stable Cash Flow businesses. The EBITDA generated from these businesses alows us to cover the Interest Expenses and General Expenses of the company businesses that not generate cash flows in  1.2 times.

Grupo Grana y Montero Consolidated Results Report -Third Quarter 2016 Consolidated Results Backlog. Consolidated Backlog (US$ 4,255.4 MM) and recurrent businesses (US$ 529.8 MM) reached a total amount of US$ 4,648.0 MM in the third quarter of 2016 slighly higher then the backlog registered by the end of 2015, reaching a Backlog plus Revenues Ratio of 2.65 times. From the total Backlog of 3Q2016, US$ 451.3 MM will be executed during 2016, US$ 1,654.4 MM in 2017, and U$ 2,119.6 MM in 2018 and the following years. From the recurrent businesses, US$415 MM will be executed during 2016, US$166.9 MM in 2017 and the remainder in the following years. The recurrent businesses are the Oil and Gas segment and the Narvial tolI road are businesses. For further detail of the backlog, please go to the appendix page. Capital Expenditures. Capital expenditures (CAPEX) in 3Q2016 amounted  to S/. 579.4  MM (U$ 170.3 MM). The CAPEX  distribution per Business Segment is as follows;: Infrastructure represents 16%, Engineering ald Construction represents 10%, followed by Technical Services with 8% and finally Real Estate with 0.2%. The remaining of investment corresponds to the contributions made to the Southern Gas Pipeline. Consolidated Backlog (US$ MM) 3Q’15 4Q’15 1Q’16 2Q’16 3Q’16 Backlog Recurrent Businesses Backlog+Recurrent Businesses Ratio 544 448 470 493 530 4,065 4,037 4,034 4,155 4,225 1.93 1.95 2.07 2.37 2.65 Backlog by Business Segment Backlog by Sector Backlog by Type of Client Backlog by Geography 3Q2015 vs. 3Q2016 Technical Services Engineering & Constructions Infrastructure Real Estate 1.3% .% 18% 65% 17% 16% 64 % Concessions 15% Public 4% Private 81% 10% 75% Others (Panama, Bolivia, etc.) Chile Colombia Peru 84% 4% 9% 8% 13% 1% 78% Others Minig Projects Mining Services Oil and Gas Electricity Water and Sewage Transport 26% 37% 12% 6% 2% 19% 36% 30% 9% 18%

Grupo Graña y Montero

Consolidated Results Report –Third Quarter 2016

Composition of Indebtedness.

Consolidated Financial Gross Debt for 3Q2016 amounted to S/. 2,997.2 MM (US$ 880.8 MM). From the total debt, S/. 1,350.6 MM (US$ 396.9 MM) correspond to working capital associated to the clients' accounts receivables and leasing's for the acquisition of machinery and equipment, S/. 1,147.6 MM (US$ 337.2 MM) correspond to the debt of infrastructure projects and S/. 499.0 MM (US$ 146.6 MM) correspond to financing the contributions of the Southern Gas Pipeline (GSP). By the end of 3Q2016, the reduction in working capital debt was of US$ 25.0 MM compared to 2015. It is important to mention that the debt figures for 3Q2016 include Adexus' debt, which is being consolidated since August.

On the other hand, the project debt related to infrastructure businesses is a structured non-recourse debt, with guarantees and cash flows from the project itself. The Debt/Ebitda ratio for this debt is 5.88x.

As consequence, Debt/Ebitda ratio for this debt is 3.50x.

DEBT (US$ thousands)								
	2014	1Q2015	2Q2015	3Q2015	4Q2015	1Q2016	2Q2016	3Q2016
Working Capital + Leasing	361,588	398,651	459,798	525,166	421,550	427,421	386,857	396,888
Project Finance	224,420	297,079	298,386	307,522	302,936	321,330	323,303	337,238
GSP Contribution Financing	-	-	-	-	30,113	115,966	116,458	146,627
Total	586,008	695,729	758,184	832,687	754,599	864,717	826,618	880,753

EBITDA (US$ thousands) - LTM								
	2014	1Q2015	2Q2015	3Q2015	4Q2015	1Q2016	2Q2016	3Q2016
E&C + Real Estate + Technical Services	202,813	182,291	169,397	132,588	140,858	141,138	148,303	169,016
Infrastructure	103,382	95,020	96,992	95,521	87,210	91,556	82,567	82,291
Total	306,195	277,311	266,389	228,110	228,068	232,694	230,870	251,307

RATIOS								
	2014	1Q2015	2Q2015	3Q2015	4Q2015	1Q2016	2Q2016	3Q2016
Debt/Ebitda (E&C + Real Estate + Technical Services)	1.78	2.19	2.71	3.96	2.99	3.03	2.61	2.35
Debt/Ebitda (Infrastructure)	2.17	3.13	3.08	3.22	3.82	4.78	5.33	5.88
Consolidated Debt/Ebitda	1.91	2.51	2.85	3.65	3.31	3.72	3.58	3.50

Maturity of Financial Debt

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
Other loans	958,952	239,196	586,125	-	1,784,363
Leasing	125,780	75,388	22,002	17,687	240,857
Ferrovias & Norvial Bond Issue	44,554	20,807	44,108	862,515	971,984
Total debt S/.	1,129,286	335,391	652,235	880,202	2,997,204
Total debt US$	331,850	98,557	191,665	258,655	880,753

Currency Debt


Colombian peso 3%
Bolivian peso 0%
Chilean peso 7%
Sol 54%
Dollars 36%

Grana y Montero Consolidated Results Report -Third Quarter 2016 Engineering and Construction Revenues 4,241,095 2,714,935 -360% GROSS PROFIT 239,495 190,584 -20.4% The Engineering & Construction Area registered a decrease General Expenses 208,831 (189,780) -9.1% of 36.0% in 3Q2016, compared to the amount reported in Other Operational Expenses  (874)47,037-5483.6% 3Q2015, mainly due the fewer projects under execution Other Expenses 164 - 100.0% GyM, Vial  y Vives-DSD and  Morelco, as well as  to lower Profit from sale of investments in subsidiary OPERATIONAL lNCOME 29,626 0.0% 47.B4l 6Ls" revenues in Stracon GyM. Rn-ancia Expenses (32,069) (29,912)·6.7% Participation in Associates 10,304 12,409 20.4% Exchange rate difference (48,244) 1,722 ·103.6% Gross Proit decreased 20..tfA> . in 3Q2016 in line with the PRETAX INCOME (40,383) 32,060 -179.4" reduction in revenues, v.tiile the margin increased from 5.6°A.  taxes (29,124) (B.238J -54.5% to 7.0% mainly  explained  by positive  results in  G')M  Minority Interests (10.258J 3,585 -134.9% compared t he lases reported in 3Q2016, in spite of NeT Income_    ;1:.7..9...:.7. 6.5...1:2--2=•-4-06 •_28_1- lower results registered inVial yV'rlles- 050 and M>relco. EBITDA156,996 156,949 0.0% Other operational expenses the profit from the sale , of machinery and as well as a price a1jl.6tmentill...._._  ..___. the purchase of Morelco, a reverse of provisions, the  Gross Margin Operating Margin 5.6% 0.7% 7.0% 1.8% extraordinary income from an agreement reached in the Collahuasi Project in Chile. Net Margin EBITDA Margin Financial Debt ·1.9% 3.7% 1,279,282 0.8% 5.8% 840,184 Financial Debt/ EBITDA 4.9 3.3 The decrease in financial expenses  is the result of the ROE -10.8% 4.2% decrease in working capital in the Area. Moreover, the Engineering and Construction Segment registers the profit for the minority participation of GyM in the Guyana project in the line "Participation in Associates". Revenues {Mml of S/.) as of 3Q2016   Ebitda {Mml  of S/.) as of 3Q2016 Net lncome {Mml  of S/.) as of 3Q2016 126 • GM I • GyM • GMI • GYM 2 • GMI • GYM 3Q2015 3Q2016 The exchange rate stability throughout the year has generated a positive impact of S/. 1.7 MM in comparison to the loss of S/. 4.8 MM registered in the 3Q2015. The net result of the area was a profit of S/. 22.4 MM in 3Q2016 which represents a Net Margin of 1-CJ%, higher than the amount registered in 3Q2015. EBITDA was S/. 156.9 MM in 3Q2016, reaching an EBITDA Margin of 5.8% which is higher than the one registered in 3Q2015.

Grana y Montero Consolidated Results Report -Third Quarter 2016 Capital Expenditures. Capital expenditures (CAPEX ) for 3Q2016 amounted to  S/. 60.6 MM (US$ 7.8 MM), corresponding to machinery for constructionn as well as to the purchase of mining equipment for the mining services contracts. Backlog. The Engjneering and Construction segment reported a Backlog of U$ 3,061.9 MM as of 3Q2016, represents a decrease of 15% compared to the closing of 2015. The main contracts awarded during the year are: the construction contract for the expansion of Line 1 Lima Metro, as well as the awarding of the construction of schools in Columbia, and finally the construction contract for Linea Amarilla. The total Backlog will be executed as follows: US$ 261.9 MM in 2016, US$ 1,183.9 M M in 2017 and US$ 1,635.2 MM in the following years. Backlog (Million of US$) as of 3Q2016 Backlog by type of contract 3Q15 4Q15 1Q16 2Q16 3Q16 Lump Sum 9%

Financial Revenues (Thousands S/.) MM in 3Q2016, lower by 10.9% compared to 3Q2016 daily barrels pratucat which increased from 2,824 BPD in 3Q2015 to 2,761 BPD 3Q2016. 01 the other harrl, EllrTDA 220,952 216 ,553 - 2.11% the processing levels at the Panamas Gas Plant increased from  an average of 315 MMCF (mifon cubic feet) in 3Q2015 to 32.8 MMCFin 3Q2016. Additionally, the revenues in the third quarter of 2016 decreased due to lower maintenance works in Survial road. .. II Gross Margin 18.6% 19.8% Operating Margin 14.8% 15.6% Net Margin 7.4% 7.7% EBITDA Margin 28.9% 31.8% Gross Proft was impacted by the decrease in oil price, Financial Debt 991,142 1,147,623 Financial Debt EBITDA 3.2 4. 1 and by the Net results Survial due to  a Net ROE 15.6%!l.1% quantity of maintenance works. -'-"'-"----------------=c="'----"='""" Financial expenses reported in 3Q2016, were lower than the ones reported in 3Q2015. Revenues (M.,n  of S/.) as of 3Q2016 Ebitda (Mn of S/.) as of 3Q2016 Net lncome (of S/ .) as of 3Q2016 66 81 •GyM Ferrovlas La Chira • Canchaque •Survial • Norvial •GMP 3Q2015 3Q2016 3Q2015 302016The impact in exchange differences was lower than 3Q2015, due to the currency stability throughout the year. Net Income was S/. 523 MM, which represents a decrease of 7.3% compared to 3Q2015, explained by the results described above, reaching a Net Margin of 7.7% which was similar to the one registered in 3Q2015. EBITDA for 3Q2016 reached S/. 216.6 MM representing an EBITDA margin of 31.8% which was similar to the one registered in 3Q2015.

Capital Expenditures. Capital expenditures (CAPEX) for 3Q2016 amounted to a S/. 943 MM (US$ 27.7 MM) corresponding mainly to the construction of  the extension of the Norvial toll road Backlog. The Infrastructure Area reported a Backlog of US$ 231.4 MM as of 3Q2016, and a total of US$ 529.8 MM of recurrent businesses. Backlog (Million of US$) a of 3Q2016 The total Backlog of the Infrastructure Segment will be executed as follows: US$ 18.4 MM in 2016, US$ 81.7 MM in 2017and US$ 131.4 MM in the following years. 544 448 470 492 530 On the other hand, the recurrent businesses  will be executed  as follows: US$ 415 MM in 2016, US$ 166.9 MM in 2017 and the remaining amount from 2018 and forward. 261 256 234 238 145

Real Estate Revenues GROSS PROFIT 75,121 26,620 138,863 38,637 84.9" 45.1% Revenues in the Real Estate Area increased in 849%, General Expenses (15,024) (14,779) -1.6% mainly due to the sale of land from Almonte, as weII as to Other Operational Expenses  1,038 707 -31.9% a  higher quantity  of  delivered  housing units which Other Expenses 0.0% increased from 75 units in 3Q2015 to 179 units in 3Ql016. Profit from sale of investments in subsidiaries 0.0% OPERATIONAL  INCOME 12,635 24,566 94.4% Financial Expenses (6,133) (7,455) 21.6% There are a total  of 21 projects under development, Participation in Associates 9,826 2,022-79.4% within which the main ones in housing segment are: Exchange rate difference (1,846)(1,000)-45.8% Parques del Callao, Parque Comas, El Nuevo Rancho _PRETAX INCOME 14,48218 ,13325.2% Project, and a building named Klimt in San lsidro. In the Taxes Minority lnterests office segment, Real  Dos offices and Panorama are also  INCOME under execution.  A total of 81% of the projects are been executed in Lima, whilst 39,453  71 ,11 5  803% whilst19%of than are been executed in other provinces ....---------------. ....------..... of Peru.  I.(_  .The increase in Operational lncome is main explained 'BI 11{ the profit generated from the sale d land from Alrnonte, as well to the the her number of delivered units, and a reduction in the General Expenses. The impact in exchange rate difference was lower than last year, due to the currency stability during 2016. Gross Margin Operating Margin Net Margin EBITDA Margin Financial  Debi Financial Debt/ EBITDA ROE 35A% 27.8% 16.8% 17.7% 5.8% 2.7% 525% 51.2% 234,553230,598 3.3 1.8 3.0% 2.3% The Net Income increased in comparison to 302015, and registered S/.3.8 l'v?v1in 3Q2016 with a net margin of 2.7%. Revenues (Million of S/.) as of 3Q2016 Ebitda (Mmon of S/.) as of 3Q2016 Net lncome (MM S/.) as  of 3Q2016 •1S 1'19 H Sold Housing units Unit EBITDA was S/.71.1l'v?v1i n 3Q2016,....which was higher by8J.30.tbthan the one registered in 3Q2015 reaching an EBITDA Margin of 51.2°...6 which is similar to the one registered in 302015.

Capital Expenditures. Capital Expenditures (CAPEX ) in the first semester of 2016 amounted to S/. 1.3 MM. Backlog. The Real Estate Segment reported a Backlog of US$ 145.1 MM as of 3Q2016. The main projects included in the Backlog are El Rancho, Klimt building in San lsidro, Parque Comas, Real 2 Offices, within others. Backlog (Million of US$) as of 3Q2016 157 The total  Backlog of the Real  Estate Segment wilI  be executed as follows: US$ 71.1 MM in 2016, US$ 71.1 MM in  2017 and the rest in the remaining years.

Grana y Montero Consolidated Results Report -Third Quarter 2016 Revenues for the Technical Services Segment in 3Q2016 were S/ . 993. Which is by 17.6% than the ones registered in 3Q2015, mainly explained by a higher volume of operations in Chile, as well as by the consolidation of Adexus since August. Gross Profit increased by 18.9% in line with the increase in revenues. Revenues GROSS PROFIT General Expenses Other Operational Expenses Other Expenses Profit from sale of investments in subsidiaries OPERATIONAL INCOME Financial Expenses Participation in Associates Exchange rate difference PRETAX INCOME Taxes 844,588993;08717.6% 117,504139,69918.9% (78,984) (77,486) -1.9" 8,388 3,116  -62.9" 168 41 -75.5% (1,165) -100.0% 45,911  56;902  23.9% {14,319}  (17,817}  24.4% (17)  .459 -2800.0% (9,177) -422 -104.6% 22,399 39;966 78A% (10,361)  (13,799) 33.2% In addition, the “Other Operational Expenses" account Minority lnterests  (324) (2,156)  565.9" Includes the  reversion  of  Iiabilities;  related  to  the NET INCOME -- 11,71-4  -24;011  -105.0% acquisition of CAM. EBITDA 77,012 98,589  28.0% The Financial Expenses increased by 24.4% in comparison to 3Q2015 a; a consequence of the increase in debt of the  11 period, mainly due to the consolidation Gross_Margin ---------..   _ 13.9% 14.1% The Operational lncome increased from Sf .45 9 MM to 5/. 56.9  MM reaching Operating Margin of 23.9%,which is higher than the one registered in 3Q2ffi5. The minority participation of CAM in projects that are not consolidated are reported in the fine "Participation i1 Associates". Operating Margin Net Margin EBITDA Margin Financial Debt Financial Debt/EBITDA ROE 5A%5.7% 1.4%2.4% 9.1%9.9% 178,774279,825 1.81.4 9.0%-7.7% Revenues (Mm-I of S/.) as of 30,2016 Ebitda (M.,., of S/.) as of 30,2016 Net lncome(M.,., of S/.) as of 3Q2016 •  29 416  531 CAM  CAM •  Adexus • Adexus CAM • concar • Adexus • GMO •  GMO  •  GMO  3Q2015  3Q2016 3Q2015  3Q2016 3Q2015  3Q2016 The impact in exchange rate difference reflects a profit of 5f.0.4 MM unlike the loss registered in the 3Q20 15,due to the currency stability throughout 2016. Net income for the third quarter of 2ffi6 v.es 5/.24.0 MM, higher compared to 302015main die to a recovery i1GMO and CAM. EBITDA in 3Q2016 was Sf .98.6 MM, with an EBITDA Margin of 99%.

Grana y Montero Consolidated Results Report -Third Quarter 2016 Capital Expenditures Capital Expenditures (CAPEX) in 3Q2016 amounted to S/. 44.4 MM (US$ 13.1 MM), which mainly corresponds to the electric services and information technology businesses. Backlog. The Technical Segment reported a Backlog of Backlog (of US$) US$  837.7  MM  as  of  3Q2016.  The  main  contracts awarded during 2016 were for the services of comprehensive operations for Edelnor for US$ 48.0 MM, as well as an electrical services contract for Electricaribe for US$ 63.0 MM and finally the contract for the service management and road maintenance of Chuqibambilla  and Chinchaypuijio  for  U$ 99.6MM. The total Backlog of the Technical Services Segment will be executed as follows: U$ 107.9  MM in 2016,  U$ 340.1 MM in 2017 and the remaining in the following years.

Grupo Graña y Montero
Consolidated Results Report –Third Quarter 2016

Appendix: Profits & Losses Statement per Company

Figures in Thousands of S/.

	Engineering & Construction		Infrastructure						Real Estate	Technical Services			
Financial Results (Thousands of S/.)	**GYM**	**GMI**	**GMP**	**NORVIAL**	**SURVIAL**	**CANCH**	**GYM FERROVIAS**	**LA CHIRA**	**Viva GyM**	**GMD**	**ADEXUS**	**CONCAR**	**CAM**
Revenues	2,627,691	87,244	277,452	176,900	20,868	6,569	174,750	17,629	138,863	198,066	45,908	217,691	482,450
GROSS PROFIT	175,897	14,687	31,120	53,747	(3,670)	3,360	43,481	5,764	38,637	31,636	6,911	42,723	57,684
General Expenses	(178,328)	(11,452)	(10,749)	(4,039)	(1,753)	(1,401)	(8,372)	(546)	(14,779)	(18,087)	(8,559)	(18,425)	(36,649)
Other Operational Expenses	46,636	401	(1,944)	110	(1)	-	(2)	-	707	77	(88)	49	3,111
Profit from sale of investment	-	-	-	-	-	-	-	-	-	-	-	-	-
OPERATIONAL INCOME	44,205	3,636	18,427	49,818	(5,424)	1,959	35,107	5,219	24,566	13,626	(1,717)	24,347	24,146
Financial Expenses	(29,361)	(551)	(5,370)	(2,414)	(69)	(42)	636	89	(7,455)	(6,927)	(2,314)	45	(8,249)
Participation in Associates	12,409	-	1,282	-	-	-	-	-	2,022	-	-	-	459
Exchange rate difference	1,964	(242)	153	(75)	(325)	(68)	1,782	(20)	(1,000)	(972)	(746)	153	2,092
PRETAX INCOME	29,217	2,843	14,492	47,329	(5,818)	1,849	37,525	5,287	18,133	5,727	(4,777)	24,545	18,448
Taxes	(12,298)	(940)	(3,962)	(12,481)	1,666	(528)	(11,325)	(1,481)	(4,610)	(2,329)	3,954	(7,833)	(8,513)
Minority Interests	3,789	(204)	(2,820)	(11,500)	0	(1)	(6,550)	-	(9,787)	(371)	74	281	(3,013)
NET INCOME	20,708	1,699	7,710	23,348	(4,152)	1,320	19,650	3,807	3,736	3,027	(749)	16,993	6,922
Amortization	6,364	872	32,867	8,005	0	0	31	0	157	6,737	2,009	380	3,260
Depreciation	88,127	1,337	22,295	149	125	20	23	1	3,983	11,716	2,462	4,082	10,033
EBITDA	151,104	5,845	74,871	57,972	(5,299)	1,979	80,914	5,220	71,115	32,079	2,754	28,809	34,947

Appendix: Balance Sheet per Company

Figures in Thousands of S/.

	Engineering & Construction		Infrastructure						Real Estate	Technical Services			
Balance Sheet	**GYM**	**GMI**	**GMP**	**NORVIAL**	**SURVIAL**	**CANCH**	**GYM FERROVIAS**	**LA CHIRA**	**Viva GyM**	**GMD**	**ADEXUS**	**CONCAR**	**CAM**
Cash and Cash Equivalents	158,555	1,160	24,291	97,966	7,173	3,819	147,743	10,483	83,570	9,414	6,366	7,941	10,559
Other Current Assets	2,433,927	49,741	127,469	15,119	31,358	2,663	107,204	10,747	1,065,771	120,115	149,760	174,399	290,644
Current Assets	2,592,482	50,901	151,760	113,085	38,531	6,482	254,947	21,230	1,149,341	129,529	156,126	182,340	301,203
Non Current Assets	1,144,377	13,929	379,313	464,992	11,168	939	868,626	9,906	88,984	114,214	184,583	33,130	133,073
Total Assets	3,736,859	64,830	531,073	578,077	49,699	7,421	1,123,573	31,136	1,238,324	243,743	340,708	215,470	434,276
Borrowings	587,342	2,726	84,452	67	-	-	-	-	214,089	36,240	67,978	14,075	70,100
Other Current Liabilities	1,842,114	28,459	58,743	48,428	10,615	1,536	61,814	3,630	401,412	117,102	117,684	96,986	169,605
Current Liabilities	2,429,456	31,185	143,195	48,495	10,615	1,536	61,814	3,630	615,501	153,342	185,661	111,061	239,705
Borrowings	249,773	343	91,120	0	0	0	0	0	16,509	14,287	32,415	1,362	36,772
Other Non Current Liabilities	188,367	0	13,409	344,149	0	493	931,388	23,699	50,642	15,804	31,948	37,747	59,217
Non Current Liabilities	438,140	343	104,529	344,149	-	493	931,388	23,699	67,151	30,091	64,362	39,109	95,989
Total Liabilities	2,867,596	31,528	247,724	392,644	10,615	2,029	993,202	27,329	682,652	183,433	250,024	150,170	335,694
Equity attributable to controlling interest in the Company	716,733	29,773	262,305	124,240	39,080	5,390	97,778	3,807	216,080	52,817	82,550	65,135	65,763
Non-controlling Interest	152,529	3,529	21,044	61,193	4	2	32,593	-	339,591	7,492	8,134	165	32,819
Total Equity	869,262	33,302	283,349	185,433	39,084	5,392	130,371	3,807	555,671	60,310	90,685	65,300	98,582
Total Liabilities and Equity	3,736,859	64,830	531,073	578,077	49,699	7,421	1,123,573	31,136	1,238,324	243,743	340,708	215,470	434,276

Grupo
Graña y Montero
Consolidated Results Report –Third Quarter 2016

Appendix: Backlog Report to September 2016

Figures in Thousands of US$

Company	Initial Backlog	Executed Backlog	New Requests				Total Backlog	Annual Backlog		
			TOTAL	1Q - 2016	2Q - 2016	3Q - 2016		2016	2017	2018+
GyM	1,734,335	357,514	443,736	48,837	286,062	108,836	1,820,557	137,072	832,552	850,933
STRACON GYM	1,147,838	273,894	30,884	7,110	11,873	11,901	904,827	67,092	219,783	617,953
VyV-DSD	37,831	48,615	69,158	7,932	-2,515	63,741	58,374	10,796	47,578	0
MORELCO	163,804	61,071	155,712	663	96,089	58,959	258,445	35,672	65,644	157,129
CAM PERU	11,362	13,735	4,991	3,871	1,356	-237	2,617	2,127	333	157
GMI	34,261	25,637	27,565	5,301	13,453	8,811	36,189	9,115	18,048	9,027
ENGINEERING & CONSTRUCTION	**3,129,431**	**780,466**	**732,045**	**73,714**	**406,318**	**252,012**	**3,081,010**	**261,874**	**1,183,937**	**1,635,199**
SURVIAL	24,205	6,132	6,510	2,263	2,134	2,112	24,583	2,060	8,146	14,377
CANCHAQUE	15,227	1,930	1,658	686	594	378	14,955	626	10,232	4,097
LA CHIRA	5,308	5,180	2,838	-1,197	3,178	857	2,965	387	998	1,581
LINEA 1 METRO DE LIMA	211,758	51,352	28,529	-4,164	23,112	9,581	188,935	15,318	62,273	111,344
INFRASTRUCTURE	**256,498**	**64,595**	**39,534**	**-2,412**	**29,018**	**12,928**	**231,438**	**18,391**	**81,648**	**131,399**
VIVA GYM	111,038	40,806	74,931	45,160	18,412	11,359	145,163	71,127	71,136	2,901
REAL ESTATE	**111,038**	**40,806**	**74,931**	**45,160**	**18,412**	**11,359**	**145,163**	**71,127**	**71,136**	**2,901**
GMD	119,427	58,203	66,722	24,433	20,204	22,086	127,946	23,756	52,614	51,576
ADEXUS	0	13,491	81,970	0	0	81,970	68,479	11,479	25,491	31,509
CONCAR	128,742	63,970	130,733	117,193	7,324	6,216	195,505	11,892	93,608	90,005
CAM	364,867	156,163	237,067	172,500	12,813	51,754	445,771	60,806	168,379	216,586
TECHNICAL SERVICES	**613,036**	**291,827**	**516,493**	**314,126**	**40,341**	**162,026**	**837,701**	**107,933**	**340,093**	**389,676**
Eliminations	-72,196	-32,975	-30,732	-36,693	3,329	2,632	-69,952	-7,990	-22,436	-39,527
TOTAL	**4,037,807**	**1,144,718**	**1,332,272**	**393,896**	**497,419**	**440,957**	**4,225,360**	**451,335**	**1,654,378**	**2,119,647**

Appendix: Recurrent Businesses Report to September 2016

Figures in Thousands od US$

Company	Initial	Executed	New Requests				Total	Annual		
			TOTAL	1Q - 2016	2Q - 2016	3Q - 2016		2016	2017	2018+
GMP	327,080	81,532	103,644	18,586	55,699	29,359	349,193	29,178	94,867	225,148
NORVIAL	147,274	51,984	109,534	46,609	11,107	51,818	204,824	13,262	80,399	111,164
Eliminations	-26,117	-32,765	-30,908	-10,657	-444	-19,806	-24,260	-940	-8,352	-14,969
TOTAL	**448,237**	**100,750**	**182,270**	**54,538**	**66,362**	**61,370**	**529,757**	**41,500**	**166,914**	**321,343**

TOTAL	**4,486,044**	**1,245,468**	**1,514,541**	**448,434**	**563,780**	**502,327**	**4,755,117**	**492,835**	**1,821,292**	**2,440,990**

Appendix: Corporate Structure Figures in Thousands of S/. Grupo Grana y Montero Engineering & Construction Infrastructure Real Estate Technical Services GyM Construction Services STRACON Contract Mining Services Engineering and Constructions services in Chile Engineering services Morelco Vial y Vives DSD GMI Engineering and Constructions services for Oil & Gas Industry in Colombia 98.23% 87.59% 80.79% 89.40% 70.00% Norvial Survial Canchaque Ferrovias Chira GMP Vesur Coga Almonte Viva GMD Concar CAM Real Estate Development Land parcels 90.54% 50.4% Toll-road concession Mass transit system concession Water plant concession O&G production, gas processing & fuel storage highway concession Operation and maintenance of gas pipelines 87.0% 99.9% 75.0%50.0% 95.0% 100.0% 51.0% IT services Operation and maintenance of infrastructure assets Electricity networks services 89.37% 99.6% 75.0% 52.0%

Grupo Grana y Montero Consolidated Results Report -Third Quarter 2016 Appendix: Notes to the Consolidated Results i)  EBITDA As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been  adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be  returned  to, whist the depreciation and amortization will be added. We previously  reported  the  EBITDA  calculated as operational  income plus depreciation  and amortization. As mentioned on the Consolidated Results Report for the third quarter of 2013, we will report EBITDA calculated as follows: Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added: Metro de Lina EBITDA: the financial expenses considered, as well as the capital amortization applied to the corresponding long-term account receivable during the period, will be added.  ii)Backlog As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company’s Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction and Technical Services will continue to report their backlog according to the local market, therefore the total signed contracts will be reported. Infrastructure: the Oil & Gas business and the Norvial toll road are not included as backlog Real Estate: only the sold units which are pending of delivery are reported as backlog iii)ROE For the ROE calculation in the intermediate quarters, the net profit considered is the one for the last twelve months (LTM) (LTM  Net Profit divided by Total Equity) iv)Gross Debt I EBRDA ratio For the Gross  Debt/Ebitda  ratio calculation, the EBITDA considered  is the one for the last twelve months (LTM) (Gross Debt divided by (LTM EBIIDA)  v)Net Debt I EBRDA ratio For the Net Debt/Ebitda  ratio calculation, the EBITDA  considered  is the one for the last twelve months  (LTM) (Net debt, equal to Gross Debt min us Cash, divided by LTM EBITDA)

/s/ Claudia Drago Morante
___________________________
Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

October 31, 2016